UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      April 25, 2006

Ms. Cynthia Allison
President
Willowtree Advisor, Inc.
1411 Hedgelawn Way
Raleigh, North Carolina 27517

      Re:	Willowtree Advisor, Inc.
      	Amendment No. 1 to Registration Statement on Form SB-2
      	Filed April 13, 2006
      	File No. 333-132439

Dear Ms. Allison:

      We have reviewed your amended filing on Form SB-2, filed in response to our comment letter dated April 7, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Plan of Distribution, page 9

1.	We note the disclosure that you added to the Plan of
Distribution section under "Previous Public Offering" in response to prior comment 1. Advise us whether you obtained an opinion from counsel licensed to practice law in North Carolina regarding compliance with North Carolina law and regarding the accuracy of the new related disclosure. If so, please provide us with a copy of the opinion. If not, advise us upon what the company bases its assertions in that regard, particularly in light of its decision that withdrawal was necessary and appropriate in the case of the prior offering. We may have additional comments.

Recent Sales of Unregistered Securities, page 59

2.	Clarify for us the means by which each investor represented
that
it was "accredited" for purposes of Regulation D. In that regard, please file as an exhibit the form of any document that every individual investor executed to demonstrate that it was accredited for that purpose. If no such forms were signed, explain in greater detail how you were able to determine that the potential investors in fact should be deemed accredited for purposes of the offering that you intended to conduct pursuant to Rule 506. We may have additional comments.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Donna Levy at (202) 551-3292 or in her absence
Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.


      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	Conrad C. Lysiak, Esq.
      D. Levy
      T. Levenberg
Ms. Cynthia Allison
Willowtree Advisor, Inc.
April 25, 2006
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